AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1997

                              REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                     SUCCESS DEVELOPMENT INTERNATIONAL, INC.
                 (Name of small business issuer in its charter)

            FLORIDA                                     8299                                 59-3307487
(State or jurisdiction of incorporation or  (Primary Standard Industrial       (I.R.S. Employer Identification No.)
          organization)                      Classification Code Number)

                           9799 OLD ST. AUGUSTINE ROAD
                           JACKSONVILLE, FLORIDA 32257
                                 (904) 886-2985
              (Address and telephone number of principal executive
                    offices and principal place of business)

                     SHAWN M. CASEY, CHIEF EXECUTIVE OFFICER
                     SUCCESS DEVELOPMENT INTERNATIONAL, INC.
                           9799 OLD ST. AUGUSTINE ROAD
                           JACKSONVILLE, FLORIDA 32257
                                 (904) 886-2985
               (Name, address and telephone of agent for service)

                                  Copies to:

                                   DREW FIELD
                               534 PACIFIC AVENUE
                             SAN FRANCISCO, CA 94133
                                 (415) 296-9795

        Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

                                 500,000 Shares

                               [NAME AND SDI LOGO]

                                  COMMON STOCK

     All of the 500,000 shares of common stock offered by this Prospectus are being sold directly by Success Development International, Inc. Before this offering, there has been no public market for the Company's common stock, so the public offering price has been determined by the Company. After completion of this offering, no active trading market may develop or be sustained for the Company's shares. See "Risk Factors" and "Shares Eligible for Future Resale."

     This offering is being made directly by the Company for at least 100,000 shares (the "Minimum") and not more than 500,000 shares (the "Maximum"). See "Use of Proceeds." Only until the Minimum is fully subscribed, all subscription payments will be deposited into an escrow account at _____________ Bank. If the Minimum is not subscribed within three (3) months after the date of this prospectus all proceeds deposited in the escrow account will be promptly refunded in full, with interest, and without any deduction for expenses. Upon raising the Minimum amount, the escrow will be terminated, subscribers will become shareowners and any proceeds from more sales of shares will go directly to the Company. This offering will end on the earlier of the following: the sale of the Maximum amount, twelve months after the date of this Prospectus or the date on which the Company decides to close the offering. A minimum purchase of 200 shares is required. The Company reserves the right to reject any subscription or share purchase agreement in full or in part.
See "Plan of Distribution."

     THE SHARES OFFERED BY THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                     UNDERWRITING
                                          PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                           PUBLIC    COMMISSIONS(1)  COMPANY (2)
                                         ----------  --------------  ----------
 Per Share ........................      $     5.50      None        $     5.50
 Total Minimum (100,000 shares) ...      $  550,000      None        $  550,000
 Total Maximum (500,000 shares) ...      $2,750,000      None        $2,750,000

(1) The shares are being sold directly by the Company through a designated executive officer, Ralph E. Vroman, Jr. Chief Financial Officer, who is registered as sales representative, where required, and will not receive any commission. See "Plan of Distribution."

(2) Before deducting estimated expenses of $250,000 payable by the Company, including registration fees, escrow agent fees, legal and accounting fees, costs of printing, copying and postage and other offering costs,.

                 THE DATE OF THIS PROSPECTUS IS DECEMBER 12, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN
THIS PROSPECTUS AND, IF GIVEN OR MADE, THAT INFORMATION AND REPRESENTATIONS MUST
NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS IS
NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES
IT OFFERS TO ANY PERSON IN ANY JURISDICTION IN WHICH THAT OFFER OR SOLICITATION
IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE SHALL, UNDER
ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION IN THIS
PROSPECTUS IS CORRECT AS OF ANY DATE LATER THAN THE DATE OF THIS PROSPECTUS.

                                TABLE OF CONTENTS
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
                                                        PAGE                                                   PAGE

Reference Data.......................................     2   Principal Shareowners.........................    18
Prospectus Summary...................................     3   Certain Transactions..........................    18
Risk Factors.........................................     4   Description of Common Stock...................    19
Use of Proceeds......................................     6   Shares Eligible for Future Resale.............    20
Dilution.............................................     6   Plan of Distribution..........................    21
Management's Discussion and Analysis of..............         Experts.......................................    22
  Financial Condition and Results of Operations......     7   Additional Information........................    22
Business.............................................    10   Financial Statements..........................    25
Management...........................................    15   Notes to Financial Statements.................    30

     UNTIL 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                 REFERENCE DATA

     Upon the date of this Prospectus, the Company became subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") for its current fiscal year. Upon completion of this offering, the Company may be required to register under the Exchange Act and continue to file required annual and quarterly reports.

     The Company intends to furnish its shareowners with annual reports containing financial statements audited by an independent public accounting firm after the end of its fiscal year on December 31.

     The Company was incorporated in Florida, on April 10, 1995. The Company's corporate offices are located at 9799 Old St. Augustine Road, Jacksonville, Florida 32257. The Company's other addresses are Voice: (904) 886-2985;
Facsimile: (904) 886-2995.

                               PROSPECTUS SUMMARY

THIS IS A BRIEF SUMMARY OF THE INFORMATION AND FINANCIAL STATEMENTS (AND THEIR NOTES) IN THIS PROSPECTUS. WE ENCOURAGE YOU TO READ THE ENTIRE PROSPECTUS BEFORE YOU DECIDE WHETHER AND HOW MUCH TO INVEST IN OUR SHARES.

SUCCESS DEVELOPMENT INTERNATIONAL

     Our business is teaching customers how to create, increase and maintain income through real estate and other home based business opportunities. We do this through seminars, home study courses, training events and ongoing customer support services. Our customers include individuals seeking skills to achieve financial independence, as well as experienced entrepreneurs wanting to enhance their existing programs and protect their assets. SDI's growth has come primarily from teaching real estate entrepreneurship and management. See "Business."

FINANCIAL HISTORY AND CURRENT POSITION

     Success Development International, Inc. ("SDI" or the "Company") was formed in 1995 to combine two related businesses. During the first nine months of 1997, SDI had an unaudited net income of $668,793. This followed audited losses of $2,370,461 for 1996 and $461,812 for 1995. Total sales more than doubled from 1995 to 1996 and we attribute these losses to an emphasis on rapid growth and development of a management team. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PLANS FOR THE FUTURE

     We intend to expand our customer base through additional marketing and advertising. We plan to add additional workshops and seminars throughout the United States. We will continue to seek to create and acquire additional products and services which will be of interest and benefit to our existing and new customers. We aim to expand the distribution of products and services through new outlets and mediums.

     We have agreed to jointly develop a thirty minute television infomercial with a major direct response marketing company. We will be seeking to enter into other strategic alliances which will allow us to increase our business by leveraging upon the expertise and resources of others. See "Business: Joint Ventures, Strategic Alliances and Acquisitions."

     We intend to use the proceeds of the offering, after paying offering expenses, to pay for increased advertising and marketing, to reduce accounts payable and to have additional working capital. See "Use of Proceeds."

BECOMING A SHAREOWNER

     You may become a shareowner of Success Development International by filling out the Share Order Form and returning it with your check for the amount of your investment or credit card number and signature. You will be asked to represent that your investment is not more than ten percent of your net worth and that you are capable of evaluating the merits and risks of the prospective investment, because of your knowledge and experience in financial and business matters. When your order has been accepted, you will receive a signed copy and an acknowledgment letter. After the minimum 100,000 shares have been ordered, you will receive a certificate for your shares.

                                  RISK FACTORS

     AN INVESTMENT IN SDI SHARES INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY PERSONS WHO CAN AFFORD TO LOSE UP TO THEIR ENTIRE INVESTMENT. BEFORE PURCHASING SHARES, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS.

SDI HAD LOSSES IN 1995 AND 1996, AND COULD AGAIN IN THE FUTURE.

     SDI's net loss in 1995 was primarily due to increased marketing expenses in the last quarter, which generated increased revenues in 1996. In 1996, SDI's gross revenue increased to nearly $6 million, from less than $3 million in 1995. While this 110% increase in operating revenues compares to a 101% increase for the cost of revenues (principally marketing costs), the costs of royalties to speakers were up 267% and additions to staff increased general and administrative overhead by 165%. The Company's $668,793 unaudited net income for the first nine months of 1997 may not represent what the full year's results will be, or what can be expected for future years. Some of the events that could cause future fluctuations in operating results include potential acquisition expenditures and related integration costs, development and promotional expenses for the introduction of new products and services or new versions of existing products and services, product returns, changes in pricing policies by SDI and its competitors, account cancellations and/or delays in shipment, and having expense levels based on higher expected sales than turn out to be realized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SDI'S EXPANSION PLANS WILL BE COSTLY AND MAY NOT BE SUCCESSFUL.

     Developing programs for teaching small business owners means careful planning and control of the time and cost. Our staff has considerable experience in creating successful tools for teaching financial skills but we will be applying that to subjects we haven't taught before. There can be delays and budget overruns, and the resulting programs may not attract sufficient customers to generate profits. See "Business -- Future Product Development and Acquisition Strategy."

THERE MAY BE NO PUBLIC TRADING MARKET FOR YOUR SHARES AND ANY RESALE PRICE IS DIFFICULT TO PREDICT.

     Prior to this offering, there has been no public market for SDI's common stock, and the offering price for the shares was determined by the board of directors, which considered such factors as SDI's results of operations, its current financial condition, its future prospects, the state of the markets for its products, the experience of management, the economics of the industry segment in general and the demand for similar securities of companies considered comparable to SDI. See "Plan of Distribution -- Determination of Offering Price."

     SDI does not currently meet the numerical requirements to have its shares listed on a United States stock exchange or quoted on the NASDAQ over-the-counter market. As soon as SDI may be able to meet those requirements, we intend to apply for a listing on a United States regional stock exchange. Until any listing, we have been advised that a registered securities broker-dealer would provide a matching service for persons wishing to buy or sell shares, upon completion of this offering. However, there is currently no agreement between SDI and a registered securities broker-dealer. The price of the shares, after the completion of this offering, can vary due to general economic conditions and forecasts, SDI's general business condition, the release of SDI's financial reports and sales of shares which were outstanding prior to this offering. See "Shares Eligible For Future Resale."

SOME SHARES OWNED BY EARLIER INVESTORS COULD BE SOLD AFTER THE OFFERING, AFFECTING THE RESALE PRICE.

     As a condition of this offering, all of the officers, directors and owners of more than 5% of the Company's shares have signed a "Lock-in" agreement for all of their shares. That agreement includes 9,692,000, or 90%, of the 10,798,699 shares that were outstanding before this offering. The effect of this agreement is that none of these shares may be sold within one year after the date of this Prospectus. The owners of 468,699 shares will be able to sell their shares on various dates any time after

December 10, 1997 and the owners of 638,000 shares will be able to sell at any time. Whenever any shares are sold, it could cause the share price to keep from rising or to go down. See "Shares Eligible for Future Resale."

THE AMOUNTS PAID FOR SHARES WILL BE KEPT IN A BANK ESCROW UNTIL THE MINIMUM AMOUNT HAS BEEN SOLD.

     If the Minimum 100,000 shares have not been fully subscribed within three months after the date of this Prospectus, all monies deposited in the escrow account will be refunded to the subscribers, with interest and without any deduction for expenses. Until then, purchasers will be subscribers and not shareowners of SDI. During the Escrow Period, subscribers will have no right to a return of their payment. See "Plan of Distribution -- Escrow of Minimum Proceeds."

SDI PRESENTLY INTENDS TO RETAIN ANY EARNINGS AND PAY NO DIVIDENDS.

     Future dividends, if any, will depend on SDI's profitability, financial condition, capital requirements and other considerations determined by the Board of Directors. Any future agreements with lenders may also restrict SDI's ability to pay dividends.

THE "BOOK VALUE" OF YOUR SHARES WILL BE SUBSTANTIALLY "DILUTED" FROM WHAT YOU PAID FOR THEM.

     One measure of share value is the amount of "shareholder's equity" it represents. This per share "book value" is equal to SDI's assets, minus its liabilities, divided by the number of shares it has outstanding. After the minimum amount of this offering, the per share book value will be ($0.12) and after the maximum amount it will be $0.08 per share. Purchasers of shares in this offering will realize immediate substantial "dilution" of approximately $5.62 per share of their investment from the initial public offering price, assuming the Minimum amount offered is raised, and approximately $5.42 at the Maximum. See "Dilution" and "Plan of Distribution -- Determination of Offering Price." In addition, your proportionate ownership of SDI can be further diluted by the issuance of more shares, at prices below what you will have paid. There are currently options granted to employees or former employees for 300,000 shares, exercisable after completion of this offering at a price of $0.18 per share. There are also options for 2,917,500 shares granted to employees and former employees, exercisable at a price of $0.21 per share, upon SDI's gross and net income reaching certain levels. See "Management: Long Term Incentive Plan."

OUR BUSINESS COULD BE HURT BY THE LOSS OF KEY PEOPLE.

     SDI relies heavily on the lectures and teaching methods and materials of Mr. Ron LeGrand and Mr. Shawn Casey, and pays fees and royalties to them. See "Management: Certain Transactions." We are training replacement speakers and acquiring the rights to other products to diversify our product offerings.


WE ARE SUBJECT TO UNAUTHORIZED COPYING OF OUR INTELLECTUAL PROPERTY, OR CLAIMS WE COPIED OTHERS.

     We rely primarily on copyright laws and employee and third party nondisclosure agreements to protect the intellectual property used in our products and services, but we do not register copyrights in any of our materials. We could be damaged by a significant amount of unauthorized copying of our products and services. We also license third party intellectual property, so we do not infringe upon others' rights. Although we are not aware that any of SDI's products and services are materially infringing the rights of others, it is possible they are. If so, we could have to modify our products and services, at substantial possible cost.

                                 USE OF PROCEEDS

     The net proceeds available to SDI from the sale of the shares in this offering are estimated to be approximately $300,000 if the Minimum is sold, and $2,500,000 if the Maximum is sold, after deducting both selling and other offering expenses (estimated to be $250,000). We expect to use the net proceeds over the 12-month period commencing from the date that the Minimum escrowed proceeds are released to the Company (see "Plan of Distribution -- Escrow of Minimum Proceeds") for the purposes outlined below. If more than the Minimum, but less than the Maximum is raised, we intend to allocate proceeds in excess of the Minimum in the same proportions as we would allocate if the Maximum were raised.

                                         MINIMUM             MAXIMUM
                                     (100,000 SHARES)     (500,000 SHARES)
                                     -----------------   -----------------
1    Offering Expenses............   $  250,000   45 %   $  250,000    9 %
2    Marketing and advertising ...      300,000   55 %   $1,600,000   58 %
3    Payment of Accounts Payable .         --     --        500,000   18 %
4    Working Capital .............         --     --        400,000   15 %
                                     -----------------   -----------------
                                     $  550,000   100%   $2,750,000    100%
                                     ================    =================

                                    DILUTION

     The following table shows, on a pro forma basis as of September 30, 1997, the difference between existing shareowners (not including options to buy shares) and new investors purchasing shares in this offering, with respect to the number of shares purchased, the total consideration paid and the average price paid per share, at the Minimum and the Maximum:

                                                      SHARES PURCHASED                TOTAL CONSIDERATION
                                                  --------------------------        --------------------------      AVERAGE PRICE
                                                    NUMBER           PERCENT          AMOUNT           PERCENT        PER SHARE
                                                  ----------         -------        ----------         -------         -------
MINIMUM SOLD:
  Existing Shareowners(1) ................        10,798,699            99.1%       $  544,283            49.7%        $  0.05
  New Investors ..........................           100,000              .9           550,000            50.3            5.50
                                                  ---------           ------        ----------          -------        -------
  Total ..................................        10,898,699           100.0%       $1,094,283           100.0%           --
                                                  ==========          ======        ==========          ======         =======
MAXIMUM SOLD:
  Existing Shareowners(1).................        10,798,699            95.6%       $  544,283            16.5%        $  0.05
  New Investors ..........................           500,000             4.4         2,750,000            83.5            5.50
                                                  ----------          -------       ----------          -------        -------
  Total ..................................        11,298,699          100.00%       $3,294,283          100.00%           --
                                                  ==========         =======        ==========         =======         =======

-----------------
(1) Excludes 3,392,500 shares which were subject to outstanding options on September 30, 1997, granted under the Company's Long Term Incentive Plan. Also, excludes 175,000 restricted shares issued under the Company's Long Term Incentive Plan.

     On September 30, 1997, the Company had a net tangible book value of ($1,608,246), or ($0.15) per share. The net tangible book value per share is equal to SDI's total tangible assets, less its total liabilities and divided by its total number of shares of common stock outstanding. After giving effect to the sale of the Minimum and Maximum number of shares offered, at the public offering price of $5.50 per share, and the application of the estimated net offering proceeds, the pro forma net tangible book value of SDI, as of September 30, 1997, would have been ($1,308,246) and $891,754, respectively, or ($0.12)
per share and $0.08 per share, respectively. This represents an immediate increase in net tangible book value of $0.03 per share and $0.23 per share, respectively, to existing shareowners and an immediate dilution of $5.62 per share and $5.42 per share, respectively, to new investors purchasing shares in this offering. The following table illustrates the per share dilution in net tangible book value per share to new investors:

                                                   MINIMUM         MAXIMUM
                                              (100,000 SHARES) (500,000 SHARES)
Public offering price per share .................  $5.50            $5.50
  Pro forma net tangible book value per share
      as of September 30, 1997 ..................  $(0.15)          $(0.15)
  Increase per share attributed to investors
      in this offering ..........................   0.03             0.23
                                                   -----            -----
Pro forma net tangible book value per share
  as of September 30, 1997, after this offering .  (0.12)            0.08
                                                   -----            -----
Net tangible book value dilution per share
  to new investors ..............................  $5.62            $5.42
                                                   =====            =====

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THIS SHOULD BE READ TOGETHER WITH THE FINANCIAL STATEMENTS AND THEIR NOTES. OPERATING DATA PRESENTED IN THIS DISCUSSION ARE UNAUDITED.

OVERVIEW. We produce, market and distribute information, education and financial products and services to small business and their owners.

     We have strengthened our management team over the last few years. In May 1995, we elected as Director and Chairman of the Board of Directors an executive experienced in the accelerated growth of an entrepreneurial company and in the management of public companies. In August 1995, we elected a new Chief Executive Officer to lead the Company into its current phase of growth. In July 1996, two executives experienced in the management of public companies agreed to serve on the Board of Directors. In January, 1997, we hired a new Controller, who is now the Chief Financial Officer, experienced in the financial management and information systems required for public companies.

     These individuals, along with other key managers recruited by us during this time frame, bring to the Company significant experience in creating and marketing personal and financial development products. See "Management - Directors and Executive Officers."

     We realized significant improvement in our sales during 1996 and the nine months ended September 30, 1997, primarily as a result of internal growth. Our net sales increased by 110.14% in 1996 and by 17.34% in the first nine months of 1997, when compared to 1995 and the first nine months of 1996, respectively. We will continue to seek further improvement in sales and profit over time as we are able to take advantage of the increased marketing staff and marketing budget, as more internally developed products become available for sale, and as economies of scale are achieved as we continue to grow.

     We account for the recognition of income from a sale of a certain product combined with an optional event in a manner which results in unearned revenue being reported for the current period. Although we have received payment which would otherwise be recognized as income, the revenue is treated as unearned until the purchaser attends the event or one year has passed from the date of purchase. Our history shows that we will be able to recognize more than 90% percent of this unearned revenue as income within the following twelve-month period. The amount of revenue unearned is net of all related expenses so, after the purchasers attend the event or the one year period passes, the recognized revenue directly increases the income from operations.

RESULTS OF OPERATIONS. The following discussion and analysis of the Company's consolidated results of operations for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 and 1997 is based upon, and should be read in conjunction with, the financial information set forth in the Consolidated Financial Statements, including their notes, included elsewhere in this Prospectus.

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996.

OPERATING REVENUE. Operating Revenue increased $827,552, or 17.34%, to $5,598,688 in the first nine months of 1997 from $4,771,136 in the first nine months of 1996. The increase resulted primarily from the Company's increased sales due to its expanded marketing efforts.

     Cost of Revenue and Direct Operating Expenses decreased $72,891, or 2.31%, to $3,088,337 in the first nine months of 1997 from $3,161,228 in the first nine months of 1996. The decrease resulted from the improvement of financial cost controls.

     Royalties cost to authors and speakers decreased $303,557, or 26.84%, to $827,436 in the first nine months of 1997 from $1,130,993 in the first nine months of 1996. The decrease results from the acquisition of certain products for which no further royalty payments are due and the renegotiation of certain royalty agreements.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased $432,880, or 30.73%, to $975,725 in the first nine months of 1997 from $1,408,605 in the first nine months of 1996. The decrease in expenses was attributable to decreased personnel and related costs, and the improvement of financial cost controls.

     DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses increased $15,853, or 29.02%, to $70,473 in the first nine months of 1997 from $54,620 in the first nine months of 1996. The increase resulted primarily from the acquisition of property and equipment.

     OTHER INCOME. Rent and other income decreased $12,916, or 12.28%, to $92,250 in the first nine months of 1997 from $105,166 in the first nine months of 1997. The decrease resulted from the reporting in 1996 of a one time gain on the disposal of an asset.

     INTEREST. Interest decreased $65,990, or 52.30%, to $60,174 in the first nine months of 1997 from $126,164 in the first nine months of 1996. The decreased expense resulted primarily from the issuance of stock for the elimination of indebtedness.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1996.

     OPERATING REVENUE. Operating Revenue increased $3,028,505, or 110.14%, to $5,778,301 in 1996 from $2,749,796 in 1995. The increase resulted primarily from the Company's increased expenses due to its expanded marketing efforts.

     Cost of Revenue and Direct Operating Expenses increased $1,563,048, or 100.64%, to $3,116,217 in 1996 from $1,553,169 in 1995. The increase resulted primarily from the increase in marketing expenditures.

     Royalties cost to authors and speakers increased $1,571,561, or 267.46% to $2,159,148 in 1996, from $587,587 in 1995. In 1996, the Company increased sales of products created by authors and speakers who were not employees or shareholders of the Company.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $1,713,361, or 165.22%, to $2,750,377 in 1996 from $1,037,016 in 1995.
The increase in expenses was attributable to increased personnel and related costs.

     DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses increased $30,035, or 53.54%, to $86,134 in 1996 from $56,099 in 1995.
The increase resulted primarily from the acquisition of additional equipment through capital leases.

     OTHER INCOME. Rent and other income increased $14,975, or 13.35%, to $127,180 in 1996 from $112,205 in 1995. The increase resulted primarily from an increase in the rents received from Company-owned office buildings.

     OTHER EXPENSE. Other Expenses increased $74,124, or 82.41%, to $164,066 in 1996 from $89,942 in 1995. The increased expense resulted from the increase in interest expenses on borrowed funds and loss on disposal of asset.

LIQUIDITY AND CAPITAL RESOURCES. OVERVIEW. We have traditionally financed operations through operating cash flow and private placement of convertible debt.

     Cash management is a key element of our operating philosophy and future strategic plans. Even while under capitalized, we have managed cash flow sufficiently to allow for accelerated growth and increased operating revenues.


     Although we intend to sell all the common stock offered in this prospectus, there is no guarantee that any or all of such common stock will be sold. Of the funds expected to be raised, only $400,000 is allocated to working capital. In our opinion, this amount is sufficient to meet our present and future working capital needs. We have historically grown at a fast pace despite being under capitalized. If an amount less than the foregoing amount is made available as a result of the sale of common stock in this offering, then we will use the available funds in the manner we see fit to continue our growth. Any funds which are added to working capital will improve our financial condition.

     Of the additional $2,350,000 to be raised, $1,600,000 is allocated to marketing and advertising, $500,000 is allocated to pay certain accounts payable, and $250,000 is allocated to pay the expenses of this offering. When we receive funds, we will apply them first to meet the marketing and advertising needs. The other allocations will only be filled if sufficient funds are raised.

     If we do not sell all the stock offered in this prospectus and do not raise all the contemplated funds, we expect to continue to grow at approximately the same pace as demonstrated from 1995 to 1996 and from the first nine months of 1996 to the first nine months of 1997. The addition of available funds is expected to accelerate the internal growth of the Company.

     If we do not raise the contemplated funds, the primary effect on our future plans will be possible limitations on our plans for increased marketing. While we intend to make every attempt to increase marketing using whatever funds are available, the lack of funds will impede these efforts.

     OPERATING ACTIVITIES. Cash provided by operating activities was $53,801 in the first nine months of 1997 as compared to cash used by operating activities of $457,845 in cash in the first nine months of 1996. The cash provided by operating activities resulted from the decrease in personal, royalties and general overhead expenses.

     The net amount of notes and accounts receivable from customers who purchased products increased to $770,139 in the first nine months of 1997 from $388,233 in the first nine months of 1996.

     Inventories decreased to $21,687 at September 30, 1997 from $56,746 at September 30, 1996. The decrease is due primarily to the more efficient management of inventory and lower purchasing costs due to economies of scale.

     INVESTING ACTIVITIES. During 1996 and the first nine months of 1997, our investing activities consisted primarily of investment in property and equipment.

     FINANCING ACTIVITIES. From January 1, 1996 through September 30, 1997, we issued $535,000 of 15.0% convertible notes which are payable 270 days from the date of their issuance. All notes are convertible into our Common Stock at a conversion rate of one share of Common Stock for each $1.00 of principal amount of the notes. The conversion of the notes is subject to the legal registration of the shares issuable upon conversion or an applicable exemption from such registration. From

January 1, 1996 through September 30, 1997, we have allowed the holders of notes totaling $381,841 to convert those notes into Common Stock in exchange for cancellation of the debt.

     NET OPERATING LOSS CARRYOVERS. We have approximately $2,000,000 in net operating loss carryovers from 1996 and prior years available to reduce future taxable income through the year 2010. Utilization of the net operating loss carryovers is subject to the separate return limitation year ("SRLY") restrictions for consolidated tax returns, and realization is dependent upon Results Publishing, Inc. and Telstar, Inc. generating sufficient separate taxable income to utilize the net operating losses.

     EFFECT OF INFLATION. The Company's income and profitability is not affected positively or adversely by inflation.

                                    BUSINESS

INTRODUCTION

     SDI produces, markets and distributes information, education and financial products and services to small businesses and their owners. The products and services are designed to help our customers to create, increase and maintain real estate and other home based businesses. We intend to increase the marketing and distribution of the existing products and services, to expand into more lines of products and services, and to make specific alliances with or acquisitions of companies that will fit our strategy.

     Our customers include a broad spectrum of individuals from beginning entrepreneurs looking for the skills to achieve financial independence to experienced entrepreneurs looking to enhance their existing plans and protect existing assets. The products and services are sold through several mediums, including direct mail, telemarketing, an Internet Web Site, periodical advertising, television, radio, direct sales and customer word of mouth.

     We believe our ability to teach this information in an understandable, easy-to-follow format has enabled us to achieve our present size and operating results. Maintaining our commitment to quality customer support and relationships with customers is necessary, in management's opinion, to achieve rapid expansion and long-term profitability in the market for information, education and financial products and services.

     SDI was incorporated in 1995 to serve as a holding company for its three operating subsidiaries, The LeGrand Group, Inc. ("LGI"), Results Publishing, Inc. ("RPI") and Telstar, Inc. ("Telstar").

MARKET AND CUSTOMER BASE

     We believe that the market for information, education and financial products and services for small businesses and their owners will continue to grow as job insecurity and changes in the employment market compel individuals to seek alternative means to improve their financial status. We believe that this desire for individuals to achieve independence, security and control over their lives has created a significant market for the types of products and services SDI provides.

     SDI currently markets its products and services in the United States and Canada. Our customer base includes individuals from all age groups and a broad range of income and education levels. Our products and services may be used by people without high school diplomas to gain entrepreneurial skills and are equally effective to teach educated professionals to increase their cash flow and/or prepare for career changes.

     The traditional workplace has been drastically altered in the last few years, particularly in once-secure industries which have been devastated by downsizing. As reported in WORK @ HOME magazine, 85 percent of our workforce in the 1900's was in agriculture. Today, it's less than 3 percent. In the 1950's, 73 percent of U.S. employees worked in production or manufacturing. In 1997, it's less than 15 percent. The largest trend currently is for Americans to start their own businesses.

     A recent USA TODAY survey found 96 percent of adults ages 25-44 are very interested in owning their own business. According to INC. magazine, no one knows with certainty how many people are running businesses from their homes. Estimates range from 5.6 million to 30.7 million. The most reasonable estimates are closer to 15 million. Almost half of last year's new enterprises took form in their owner's homes.

OUR STRATEGY

     Based on our view of the market and what our customer base wants, we have adopted the following strategy to expand SDI's business:

     1. Obtain and create exclusive content for marketable products and services.
     2. Build a large portfolio of products and services, in order to create a continuing income stream.
     3. Develop long-term product and service lines in categories in which a significant market share can be achieved.
     4. Expand distribution of products and services through new outlets and mediums.

OUR CURRENT PRODUCTS AND SERVICES

     SDI focuses on providing information, education and financial products and services for small businesses and their owners with an in-place follow-up support system. Other businesses market and distribute information in this field without any significant follow-up or support. We believe that success in our industry requires a solid foundation of proven products and services together with a strong ongoing customer support system. SDI's management believes that SDI fits this profile, since its products and services are based upon methods and systems used by us as authors and lecturers for many years together with our commitment to continuing customer service.

     These are descriptions of our primary products and services:

     MAIN STREET MONEY MACHINE. The Main Street Money Machine is our introductory product used to generate interest in SDI's other products and services. It provides an overview of methods by which to profit in the real estate business and contains two audio cassette tapes, one video tape, one manual, three reports and miscellaneous items.

     CASH FLOW SYSTEMS. The Cash Flow Systems are SDI's mid-level products and contain sixteen audio cassette tapes, a written transcript, a workbook and computer software containing forms for use by the customer. There are three Cash Flow Systems:

          (i) WHOLESALE/RETAIL CASH FLOW SYSTEM teaches how to find distressed properties and make a profit by either selling the property to another investor (wholesale) or rehabilitating the property and selling it to an owner/occupant (retail).

          (ii) FOR SALE BY OWNER ("FSBO") CASH FLOW SYSTEM teaches how to create profits by purchasing properties from owners, with owner financing. The customer profits from the ability to resell the property to an owner/occupant who can assume the newly-created financing.

          (iii)LEASE/OPTION CASH FLOW SYSTEM teaches how to create profits by leasing properties with an option to buy from owners of real estate and creating new leases with options to buy for tenants/purchasers. The customer profits from the option deposit received from the tenant/purchaser, the difference between the monthly lease payments and the difference between the purchase price from the owner and the selling price to the tenant/purchaser.

     BOOT CAMPS. The Boot Camps offer hands-on training in the three Cash Flow Systems described above, Wholesale/Retail, FSBO and Lease/Option. In addition to receiving the materials provided with the Cash Flow Systems, Boot Camp participants:

          (i) have the option of attending live training courses as often as they wish for one year following their purchase of the product;

          (ii) receive a written manual and twelve video tapes of a prior event;

     At the live Wholesale/Retail Boot Camp training programs, the participants review actual real estate multiple listing statements of properties for sale, select potential properties and visit them while receiving instruction. At the live FSBO and Lease/Option Boot Camp training programs, the participants make telephone calls to owners of properties and negotiate transactions while receiving instruction.

     GUERRILLA MARKETING FOR REAL ESTATE ENTREPRENEURS BOOT CAMP. The purpose of this Boot Camp is to teach participants how to generate an ongoing stream of potential real estate sellers who call to offer their homes for sale. The participant is instructed in a wide variety of marketing approaches by a panel of individuals experienced in the real estate methods taught by SDI. SDI offers this Boot Camp on a live basis once per year. Boot Camp participants receive twelve video tapes of past events, sixteen audio cassette tapes of past events, a manual, and computer software containing forms, reports, and letters for use by participants.

     CONFERENCES. SDI promotes and sponsors various conferences (both one day and multiple day events) throughout the United States that feature speakers on topics ranging from real estate investment and management, buying and selling discounted paper, business planning, growing your business, raising capital, reducing your taxes, protecting your assets, managing your properties, adult congregate living facilities as a business, success coaching, negotiating, marketing, sales, sales training, auctions and retirement planning. These conferences usually feature our own employees and speakers, lecturers and educators under contract with SDI.

     ONE DAY WORKSHOPS. SDI sponsors and promotes one-day workshops usually featuring Mr. LeGrand, who teaches attendees how to profit from real estate investing either through creating a home-based business or expanding their current investment activities.

     QUICK TURN NEWSLETTER. SDI publishes a free newsletter designed to acquire new customers. The newsletter provides information and encouragement to real estate entrepreneurs, including techniques for creating profits from real estate, income tax updates, listing of upcoming events and feature articles.

     DIRECT AND TELEMARKETING SALES. We use both direct mail and telemarketing to promote our own products and services and those of other authors, lecturers and educators.

     PRIVATE LENDING COURSE. This course provides sixteen audio cassette tapes, one manual and computer software containing forms and reports for use by the customer. The course instructs the customer how to profit from lending "hard" money (I.E., money lent without regard to the creditworthiness of the borrower) to owners of real estate, how to find lenders and borrowers, and shows the proper steps necessary to complete these transactions profitably.

     SDI SUCCESS SERIES SOFTWARE. We market computer software designed to perform the following functions:

        (i)     analyze income and expenses of potential real estate purchases;

        (ii)    analyze potential mortgage loans;

        (iii)   create personal financial statements;

        (iv)    create business plans;

        (v) analyze income and expenses of potential business purchases and appraise the value of the business;

        (vi) create and track goals and activities lists for planning purposes;

        (vii) create bi-weekly mortgage payment plans; and

        (viii) input, track and market potential sellers of mortgages.

In addition, the software contains numerous pre-formatted business letters and legal forms relating to real estate and business transactions.

        INTERNET WEB SITE. SDI's web site (http://www.success-di.com) provides browsers with hundreds of pages of free information about creating additional profits for their businesses. Browsers have the opportunity to review advertisements for products and services offered by the Company. The web site is at an early stage of development.

        MORTGAGE COURSE. The Mortgage Course is one of SDI's mid-level products and contains eight audio cassette tapes and a workbook. This course teaches the purchaser how to find, evaluate, purchase and sell mortgages or deeds of trust.

        MORTGAGE BOOT CAMP. The Mortgage Boot Camp offers hands-on training to teach the attendee how to find, evaluate, purchase and sell mortgages or deeds of trust. In addition to receiving the materials provided with the Mortgage Course, workshop participants:

        (i) have the option of attending live training courses as often as they wish for one year following their purchase of the product;

        (ii) receive a written manual and twelve video tapes of a prior event;

JOINT VENTURES, STRATEGIC ALLIANCES AND ACQUISITIONS

        We have agreed to jointly develop a thirty minute television infomercial with a major direct response marketing company. SDI intends to seek other joint ventures with businesses in related markets. We will consider additional forms of strategic alliances with other companies, as well as possible acquisitions.

SALES AND MARKETING

        SDI's basic marketing strategy is to acquire customers at little or no cost to the Company by selling them a low-priced ($19-$49) product, such as the Main Street Money Machine, or a one day workshop designed to educate the purchaser and create a desire to purchase additional products and services from the Company. Our experience has been that many customers purchase additional products and services in ensuing years. Thus, the lifetime value of the customer is significantly greater than just the purchases in the initial year of contact. The following outlines certain marketing mediums SDI employs:

        DIRECT MAIL/TELEMARKETING: At present, direct mail and telemarketing represent the majority of the our marketing efforts. The Company, on average, mails about 7,500 pieces a week. Initial leads generated through the mailings are directed to Telstar, Inc., our telemarketing subsidiary or to telemarketing firms under contract to us.

        INTERNET WORLD WIDE WEB SITE (http://www.success-di.com): Our website is currently being remodeled. We use the website to advertise our products and services and to provide information about our upcoming events.

        PERIODICAL ADVERTISING: We advertise in local newspapers and industry-related magazines.

        MEDIA, TELEVISION AND RADIO: We advertise through radio and television "Infomercials" to promote our conferences and sell our products and services. We also use radio advertising targeted geographically to coincide with upcoming events.

        DIRECT SALES: During conferences, speakers sell additional programs, books, video tapes and audio tapes. Generally, fifty percent (50%) of the proceeds from the sale of these items is paid to the speaker. See "Certain Transactions."

        WORD OF MOUTH: We believe that our programs have met with such high customer satisfaction ratings that our current customers are one of our best referral sources. While the initial transaction with a customer does not necessarily result in a profit to us, each additional sale does. As we acquire more customers, we increase our potential for profitability.

PRODUCT RETURNS

        Reserves for returns by customers have been established in the allowance for bad debt and returns that we believe are adequate based on product sell-through, inventory levels and historic return rates. We periodically adjust our reserves for these returns. SDI sells on credit, with varying discounts, return privileges and unsecured credit terms.

COMPETITION

        In our view, the financial and personal development information industry, while large, is highly fragmented into many niches with some competitors being successful in only certain niches, and with no company having acquired dominance in the industry.

        Many competitors have products and services that are marketed as being similar, but we believe that our customers can quickly distinguish the difference between our products and services and those of our competitors. We believe our strong testimonial base of satisfied customers is a competitive advantage.

        We compete primarily with a large number of privately-owned, educational and publishing companies providing personal and financial development information through a variety of media. Some of our competitors have greater financial, marketing, distribution, technical and other resources than we do. We regard Anthony Robbins & Associates, Nightingale-Conant Corporation, American Marketing Systems, Inc., David G. Phillips Publishing Company, Inc., Agora, Inc., Ted Nicholas & Associates, Inc., Whitney Leadership Group and The Hume Group, Inc. as our closest competitors in the financial and personal development market.

OPERATIONS

        Our accounting, purchasing, inventory control, scheduling, order processing, warehousing and shipping activities are coordinated at our headquarters. Production and major vendor initial shipments are performed by independent contractors working under SDI's direction. Our computer system handles order entry, order processing, picking, billing, accounts receivable, accounts payable, general ledger, inventory control, catalog management and analysis and mailing list management. Subject to credit terms and product availability, orders are typically shipped from our facilities within 24 hours of receiving an order. Third party contractors print and assemble the Company's audio and video tapes, manuals, transcripts, newsletters, software, inserts and the boxes in which the products are shipped. We have multiple sources for all components of our products, and have not experienced any material delays in production or assembly.

LEGAL PROCEEDINGS

        As of the date of this Prospectus, there is no pending litigation involving the Company.

GOVERNMENT REGULATION

        SDI's business is subject to regulation under the Telemarketing and Consumer Fraud and Abuse Prevention Act and state laws applicable to telemarketing activities. See "Risk Factors." Management believes that it is in substantial compliance with all of the foregoing federal and state laws and the regulations promulgated thereunder. Any claim that we were not in compliance could have a very negative effect on the Company's business.

EMPLOYEES

        As of September 30, 1997, SDI had 34 full time employees and one part-time employee. We also use approximately 15 independent contractors. SDI's employees are not represented by a labor union and are not subject to any collective bargaining arrangement. The Company has never experienced a work stoppage and we believe that it has good relations with its employees and contractors.

PROPERTIES

        The Company owns the building in which its headquarters is located at 9799 Old St. Augustine Road, Jacksonville, Florida, 32257. This office building contains approximately 13,260 square feet of space and is occupied entirely by SDI. Management believes that this building will provide adequate office space to meet the Company's needs for the foreseeable future.

        SDI also owns two properties located at 3001 and 3003 Hartley Road, Jacksonville, Florida, 32257. SDI leases these buildings as office space to two tenants under lease agreements expiring July 31, 1998, subject to renewal options. The Company currently receives rent of $2,850 and $2,981 per month for the properties, respectively. The buildings contain 3,855 and 3,609 square feet, respectively.

                                   MANAGEMENT

                        DIRECTORS AND EXECUTIVE OFFICERS

        The following persons are the current executive officers and directors of the Company:

NAME                     AGE      POSITION

Daniel S. Pena, Sr.      52       Director & Chairman(1)
Shawn M. Casey           38       Chief Executive Officer, President, Secretary,
                                  Director & Vice-Chairman(1)
Raymond Rach             62       Director & Vice President(2)
Vicki L. Sessions        30       Vice President of Administration
Patricia D. Casey        45       Vice President of Materials Management
Ralph E. Vroman, Jr.     37       Chief Financial Officer
Jarrell D. Ormand        76       Director(3)
Hugh L. Carey            76       Director(3)

-----------------------------

(1)       Member of Executive Committee
(2)       Member of Audit Committee
(3)       Member of Compensation Committee

        Directors of the Company serve staggered three year terms, so that two directors are elected each year. Following is a brief description of the background of the officers and directors of SDI based on information provided by them to SDI.

        Daniel S. Pena, Sr., joined The LeGrand Group, Inc. in early 1995 as a director and Chairman of the Board. He became a director of SDI in April, 1995, and Chairman of the Board of SDI in November, 1995. Since 1992, Mr. Pena has been the controlling shareholder and chairman of Great Western Development Corporation, a publishing company. Mr. Pena founded Great Western Resources a publicly held natural resources company, in 1982 and served as its Chief Executive Officer and Chairman until 1992. From 1979 to 1982, Mr. Pena was chairman and CEO of JPK Industries, a natural resources company. From 1977 until 1979,

Mr. Pena held the position of Vice President at the investment banking firm of Bear Stearns and Co. in Los Angeles, California, and from 1975 until 1977, that of Director of Financial Planning at Paine Webber Jackson & Curtis in Los Angeles, California. He was until recently a member of the board of trustees, California State University, Northridge, where he graduated in 1971 with a B.S. in Business Administration.

        Shawn M. Casey, Esq., joined The LeGrand Group, Inc. as General Counsel and Conference Director in January, 1995. Since November, 1995, he has served as President and Chief Executive Officer and Secretary of SDI. He became a director of SDI in April, 1995. In August, 1997, he was elected Vice-Chairman of the Board of Directors. From 1989 until 1994, Mr. Casey conducted a solo law practice in Pittsburgh, Pennsylvania, and was a shareholder and President of Emerald Settlement Services, Inc., a title insurance agency in Pittsburgh, Pennsylvania. He founded Dream Development Corporation in 1993 to sponsor and promote seminars, workshops and information products. He graduated from the University of Scranton in Pennsylvania with a B.A. in Communications in 1981, and received his Juris Doctor degree from Duquesne University in 1985.

        Raymond Rach joined The LeGrand Group, Inc., as President in January, 1993. Mr. Rach served as President of SDI from April, 1995 until November, 1995, when he became President of Telstar, Inc., the Company's telemarketing subsidiary, and a Vice President of SDI. He has served as a director of SDI since April, 1995. Prior to joining The LeGrand Group, Inc., Mr. Rach spent five years, from 1987 to 1992, as Executive Vice President with Budd Mayer Corporation, one of the nation's largest regional food brokerage firms.

        Jarrell D. Ormand joined SDI in July, 1996 as a Director. From 1963 to 1990, Mr. Ormand was the Chairman and Chief Executive of Ormand Industries, Inc., a publicly-traded American Stock Exchange company whose interests included advertising, container manufacturing, apparel, auto leasing, and electronics. From 1955 to 1958, Mr. Ormand was on the Board of Directors of the American Petroleum Institute of the Permian Basin (West Texas and New Mexico). Mr. Ormand is currently a director of Centinela Hospital, a nonprofit hospital based in California. Since 1990, Mr. Ormand has been retired.

        Governor Hugh L. Carey joined SDI in August, 1996 as a Director. From November 1974 to November 1982, Mr. Carey served as governor of the State of New York. From 1982 to December 31, 1995, Mr. Carey was an Executive of W.R. Grace & Co., a holding company. From January 1, 1996 to the present, Mr. Carey is Of Counsel to the law firms of Whitman Breed Abbott & Morgan and Heinrich Gordon Hargrove Weihe & James, P.A.

        Vicki L. Sessions joined The LeGrand Group, Inc. as Vice President of Administration in 1991 and currently serves in that position with SDI. She is the daughter of Ron LeGrand, founder of The LeGrand Group, Inc., and former officer and director of SDI.

        Patricia D. Casey joined SDI in January, 1996 as the purchasing manager. She was promoted to Vice President of Materials Management in February, 1997 and is responsible for purchasing, shipping, receiving, inventory, course production and building maintenance. From 1989 to 1994, Mrs. Casey was a shareholder and Vice President of Emerald Settlement Services, Inc., a title insurance agency in Pittsburgh, PA. She is the wife of Shawn M. Casey, an officer and director of SDI.

        Ralph E. Vroman, Jr. joined SDI in January, 1997 as Controller. In September, 1997, he was promoted to Chief Financial Officer. Prior to joining the Company, Mr. Vroman served as Controller for Dixie Sales Company, an international wholesale distributor for Polaroid Corporation, in Jacksonville, Florida, from 1994 to 1997. From 1986 to 1994, Mr. Vroman was a financial consultant with FLC Associates, in Tampa, Florida. He consulted to General Electric, General Motors, Publix, Schnucks and other large corporations. He is a Chartered Financial Analyst with multiple degrees in Business Administration, Finance, Economics, Computers and German.

KEY EMPLOYEE

        Ron LeGrand, 51, founded The LeGrand Group, Inc., in 1989. He was President and a Director of The LeGrand Group, Inc., until January, 1995 and President, Secretary, Treasurer and a Director of Results Publishing, Inc., until November 1995. He resigned as a Director of the Company in March, 1996. Mr. LeGrand developed many of the courses and programs offered by SDI today. In addition, Mr. LeGrand speaks nationally, teaching his real estate investing and management methodology at SDI's programs.

EXECUTIVE COMPENSATION

        The following table sets forth the aggregate compensation paid during the fiscal year ended December 31, 1996, to Shawn M. Casey, its Chief Executive Officer, as well as other officers and directors whose compensation exceeded $100,000 during any fiscal year.

SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION

    (a)                   (b)       (c)       (d)                    (e)

    NAME AND              YEAR    SALARY      BONUS               OTHER ANNUAL
PRINCIPAL POSITION                  ($)        ($)              COMPENSATION ($)
------------------                ------      ----              ----------------


Shawn M. Casey            1996     70,968       0                     (1)
Raymond Rach              1996    261,908       0                     (2)

Explanation of Columns:

(c)  SALARY: Total base salary earned during applicable fiscal year.

(d) BONUS: Annual incentive award paid for results achieved during applicable fiscal year. Any amounts deferred at the election of the executive are included in the reported amounts.

(1) On December 31, 1996, Shawn M. Casey met the requirements to vest in 550,000 shares of stock which were formerly restricted stock.

(2) During 1996, Raymond Rach met the requirements to vest 150,000 shares of stock which were formerly restricted.

EMPLOYMENT AGREEMENTS

     Mr. Casey is entitled to receive 100,000 shares of restricted Common Stock pursuant to the Company's Long Term Incentive Plan, described more fully below. Mr. Ray Rach executed an Employment Agreement with the Company dated as of January 1, 1996. The Agreement is effective for a period of two years. The Agreement provides for Mr. Rach to receive commissions based upon his telephone sales and a fixed compensation for each day he works at company events. In addition, he is entitled to receive 50,000 shares of restricted Common Stock pursuant to the Company's Long Term Incentive Plan. Ms. Vicki Sessions executed an Employment Agreement with the Company dated as of January 1, 1996. The Agreement is effective for a period of two years. The Agreement provides for Ms. Sessions to receive an annual salary. In addition, she is entitled to receive 25,000 shares of restricted Common Stock pursuant to the Company's Long Term Incentive Plan. In addition, Mr. Rach and Ms. Sessions are entitled to twenty days of vacation and sick leave per annum. Each of Mr. Rach and Ms. Sessions has agreed to keep all trade secrets of the Company confidential during and after his/her employment with SDI and has agreed not to solicit any employees of SDI, on his/her own behalf or on behalf of a competitor of SDI, during the term of his/her employment and for a period of two years thereafter.

LONG TERM INCENTIVE PLAN

     In November, 1995, SDI adopted the Long Term Incentive Plan under which the Board of Directors has discretion to grant qualified and nonqualified stock options and award restricted stock to any employee of the Company or its subsidiaries, and to award restricted stock to directors and independent contractors of the Company or its subsidiaries. As amended in July, 1996, a total of 7,500,000 shares of Common Stock, as may be adjusted for stock splits, consolidations or other changes in capitalization, have been reserved for issuance under this plan. As of September 30, 1997, 1,877,500 shares of Common Stock remain available for new grants under the plan. The exercise price of options granted under the plan may be no less than the fair market value of the Common Stock on the date of grant. The Board of Directors has discretion to determine at the time of grant the term of options, timing and conditions for vesting of options, lapse of restrictions on restricted stock, and permissible forms of payment of the exercise price. Upon a change in control (as defined in the plan), all options will become immediately exercisable and all restrictions on restricted stock shall lapse. The plan may be amended from time to time without shareholder approval; provided, however, that shareholder approval is required to increase the number of shares reserved for issuance under the plan, to change the class of eligible employees or to take any action that would cause the plan to no longer comply with the federal securities laws or certain other state or federal statutory or regulatory requirements. In addition, the employee's consent is required to adversely alter the terms of any outstanding grant held by such employee.

DIRECTOR COMPENSATION

     SDI has no standard arrangements pursuant to which directors of SDI are compensated, nor was there any other arrangement pursuant to which any director was compensated during SDI's last fiscal year.

PRINCIPAL SHAREHOLDERS

     The following table shows certain information known to the Company regarding the beneficial ownership of the Company's common stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares being offered, for (i) each shareowner known by the Company to own beneficially 5% or more of the outstanding shares of its common stock; (ii) each director; and
(iii) all directors and executive officers as a group. The Company believes that these beneficial owners, based on information they have furnished, have sole investment and voting power with respect to their shares, subject to community property laws where applicable.

                                                                                                      PERCENTAGE OF
    DIRECTORS,                                                         SHARES                COMMON SHARES OUTSTANDING (1) (2)
EXECUTIVE OFFICERS                                                 BENEFICIALLY             ----------------------------------
AND 5% SHAREOWNERS:                                                    OWNED                BEFORE OFFERING       MAXIMUM SOLD
-------------------                                                  ---------              ---------------       ------------
 Ron LeGrand..........................................               5,687,000                  52.66%               50.33%
 Daniel S. Pena, Sr...................................               2,250,000                  20.84                19.91
 Shawn M. Casey.......................................                 525,000                   4.84                64.65
 Ray Rach.............................................                 705,000                   6.53                 6.24
 Jarrell Ormand.......................................                 120,000                   1.11                 1.06
 Hugh Carey...........................................                 120,000                   1.11                 1.06
 All directors and executive officers
 as a group (8 persons)...............................               4,005,000                  37.09                35.45

(1) Does not include any shares that any person or group has the right to acquire after 60 days from the date of this prospectus, pursuant to options or other rights.

                              CERTAIN TRANSACTIONS

     Shawn M. Casey, SDI's Chief Executive Officer, is the sole shareholder and president of Dream Development Corporation ("DDC"). Under an oral contract with SDI, DDC receives 70% of the gross sales price of its products sold at all Company events at which Mr. Casey is a speaker and 49% of the gross sales price of its products otherwise sold by SDI. DDC is responsible for paying Mr. Casey's travel expenses (except for travel to certain conferences, which are paid by the Company), product costs, event costs and shipping and related costs. DDC earned from SDI, pursuant to this arrangement, $885 in December, 1995, $285,459 in fiscal year 1996, and $147,010 for the first eleven months of 1997.

     Ron LeGrand, who is beneficially the owner of 5,687,000 shares of SDI stock, is the sole shareholder and president of Northside Funding, Inc. ("NFI"). Under an oral contract with SDI during 1995 and 1996, NFI received 40% of the gross sales price of certain products sold at all Company events at which Mr. LeGrand was a speaker. NFI has earned from SDI, pursuant to this arrangement, $264 in December, 1995 and $331,006 in fiscal year 1996. For the period May, 1997 through December, 1997, SDI has agreed to pay Mr. LeGrand $111,923. In addition, the Company has already paid Mr. LeGrand $115,477 in 1997. All products or services which Mr. LeGrand has created, or will create, during his employment with SDI are the exclusive property of SDI.

DESCRIPTION OF COMMON STOCK

COMMON STOCK

     The authorized capital stock of SDI consists of 25,000,000 shares of common stock, $0.001 par value (the "Common Stock"), of which 10,798,699 shares were issued and outstanding on September 30, 1997. There were 42 holders of the Common Stock as of September 30, 1997.

     Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders of SDI and may not cumulate votes for the election of directors. Holders of the Common Stock have the right to receive dividends when, as, and if declared by the Board of Directors from funds legally available therefor. Upon liquidation of the Company, holders of the Common Stock are entitled to share pro rata in any assets available for distribution to shareholders after payment of all obligations of the Company. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. All shares of Common Stock have equal rights and preferences. All shares of Common Stock now outstanding are fully paid for and non-assessable.

     Other than distributions made by the Company's subsidiary, The LeGrand Group, Inc., as a subchapter S corporation in years prior to 1994 and a dividend to one of SDI's controlling shareholders in connection with the personal tax liability incurred from changing over from an S corporation to a C corporation, SDI has never paid a cash dividend on the Common Stock. SDI currently intends to retain all earnings, if any, to increase the capital of the Company to effect planned expansion activities and to pay dividends only when it is prudent to do so and the Company's performance justifies such action. Holders of Common Stock are entitled to receive dividends out of funds legally available therefor when, as and if declared by SDI's Board of Directors.

ANTITAKEOVER PROVISIONS IN ARTICLES OF INCORPORATION AND BYLAWS. The Amended and Restated Articles of Incorporation of SDI (the "Articles") contain certain provisions that may make more difficult the acquisition of control of SDI by means of a tender offer, open market purchase, proxy fight or otherwise. The Amended and Restated Bylaws of SDI (the "Bylaws") also contain provisions that could have an anti-takeover effect.

     CLASSIFIED BOARD OF DIRECTORS. The Articles provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. Management believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and of the business strategies and policies as determined by the Board of Directors. The classified board provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, and, therefore discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to SDI and its shareholders. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. This provision may be amended, repealed or otherwise altered only with the approval of 80% of the outstanding stock of the Company.

     GREATER QUORUM OF VOTING REQUIREMENT. The Articles provide that if the shareholders have adopted or amended a provision of the Articles or the Bylaws that fixes a greater quorum or voting requirement for shareholders than is required by Florida law, that adoption or amendment must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater. The Bylaws provide that action by the Board of Directors to adopt or amend a bylaw that changes the quorum or voting requirement for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

     FAIR PRICE PROVISION. The Articles require that the holders of at least 80% of the Common Stock must authorize any merger, consolidation or other "business combination" (as defined in the Articles) with any owner of 10% or more of the Common Stock, or anyone able to control the Company. Florida law would otherwise require only a majority vote of shareholders or, in some instances, no vote of shareholders. This "supermajority" vote of shareholders is not required if the transaction is approved by a majority vote of the "disinterested directors" (as defined in the Articles) or if the transaction meets certain minimum price and procedural requirements. The Articles provide that a vote of the holders of 80% or more of the voting power of the Voting Stock would be required in order to amend, alter or repeal, or adopt any provisions inconsistent with, these provisions.

     CONTROL-SHARE ACQUISITION. SDI will be subject to the provisions of Section
607.0902 of the Florida Business Corporation Act. In general, the statute denies voting rights to shares purchased by an acquiring person who has obtained or anticipates obtaining a specified level of voting control in shares of an issuing public corporation as part of a control-share acquisition, except to the extent to which voting rights are conferred by resolution approved by the shareholders of the issuing public corporation. A vote of the shareholders to confer voting power under the statute must meet the criteria set forth in the statute, including approval by a majority of all votes entitled to be cast in each voting group entitled to vote separately, excluding all interested shares. For the purpose of the statute, an "issuing public corporation" is a corporation which has more than 100 shareholders, has its office and place of business or substantial assets in the State of Florida, and either has (a) more than 10% of its shareholders resident in this state; or (b) more than 10% of its shares owned by residents of this state; or (c) 1,000 shareholders resident in this state. Provisions of the statute become effective when a person acquires or intends to acquire stock which, when added to all other shares owned by such person or in respect of which such person may exercise or direct voting power, either alone or as part of a group, would entitle such person to exercise at least 20% of the voting power of the stock of the issuing public corporation. This statute, as well as the fair price provision in the Articles, may have the effect of delaying or preventing a change in control of the Company without further action of the shareholders.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock will be Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016-3572.

SHARES ELIGIBLE FOR FUTURE RESALE

     Upon completion of this offering, assuming the sale of 500,000 shares, SDI will have outstanding 11,298,699 shares of Common Stock. Of these shares, the up to 500,000 shares of Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company, which will be subject to the resale limitations of Rule 144 adopted under the Securities Act. An additional 638,000 shares previously issued are also freely tradable. All of the remaining 10,560,698 shares held by existing shareholders are "restricted" securities within the meaning of Rule 144. 468,699 shares will become salable, by complying with Rule 144, on various dates after December 10, 1997. All the remaining 9,692,000 shares are subject to a "lock-in" agreement and may not be sold until one year after the date of this prospectus.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including "affiliates" as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent (1%) of the then outstanding shares of the Common Stock or (ii) the average weekly trading volume in the Common

Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of certain current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of SDI at any time during the 90 days immediately preceding the sale and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144(k) without regard to these limitations.

     SDI has reserved an aggregate of 7,500,000 shares of Common Stock for issuance pursuant to the Company's Long Term Incentive Plan, of which 1,877,500 shares remain available for new grants thereunder. At this time, the Company does not intend to file a registration statement under the Securities Act to register shares issuable pursuant to such plan. Accordingly, shares to be issued under such plan will also be "restricted" securities within the meaning of Rule 144 and subject to the resale limitations thereunder. Sales of these shares in the public market could adversely affect prevailing market prices.

     The Company's common stock is not listed or quoted on any organized exchange or other trading market, nor has the Company applied for a formal listing or quotation. The Company does not currently meet the numerical requirements to have its shares listed on a United States stock exchange or quoted on the NASDAQ over-the-counter market. The Company has been advised that a registered securities broker-dealer would provide a market matching service for persons wishing to buy or sell shares, upon completion of this offering. That service receives requests from persons wishing to buy or sell shares, together with the number of shares and desired price. When there is a match of buy and sell requests, the broker-dealer notifies both sides and assists in completing a transaction. However, there is currently no agreement any and a registered securities broker-dealer. A trading market may not develop or be sustained. The post-offering fair value of SDI's common stock, whether or not any secondary trading market develops, is variable and may be impacted by the business and financial condition of the Company, as well as factors beyond the Company's control. Sales of substantial amounts of shares in any public market could cause lower market prices and even make it difficult for SDI to raise capital through a future offering of its equity securities.

PLAN OF DISTRIBUTION

GENERAL

     Announcements of this offering will be communicated to selected persons who are customers or have other relationships with SDI or its officers and who reside in certain states. A copy of this Prospectus will be delivered to those who request it, together with the Subscription Agreement. All shares will be sold at the public offering price of $5.50 per share and a minimum purchase of 200 shares is required. The Company reserves the right to reject any subscription or share purchase agreement in full or in part.

     SDI will only effect offers and sales of shares through its designated sales representatives, Ralph E. Vroman, Jr., who also serves as SDI's Chief Financial Officer. Only Mr. Vroman will sign Subscription Agreements on behalf of the Company and will be the only individual who will conduct activities that involve making oral solicitations or approval of written communications. Mr. Vroman will not receive, directly or indirectly, any commissions or other remuneration based either directly or indirectly on transactions in securities.

DETERMINATION OF OFFERING PRICE

     Prior to this offering there has been no market for the common stock of SDI. The public offering price has been determined by SDI's Board of Directors. Among factors considered in determining the public offering price were SDI's results of operations, SDI's current financial condition, its future prospects, the state of the markets for its products, the experience of management and the economics of the industry in general.

ESCROW OF MINIMUM PROCEEDS

     This offering is being made directly by the Company on a "Minimum/Maximum" basis subject to subscription and payment for not less than 100,000 shares (the "Minimum") and not more than 500,000 shares (the "Maximum"). See "Use of Proceeds." All subscription payments will be deposited into an escrow account at ________________________________ Bank. If the Minimum is not obtained within 3 months after the date of this Prospectus, all proceeds deposited in the escrow account will be promptly refunded in full, with interest, but without any deduction for expenses. See "Plan of Distribution."

     If the Minimum amount is raised, no interest will be paid to subscribers, and any interest earned during the escrow period will be paid to the Company. All funds held in the escrow account will be invested in an interest bearing bank account. Upon raising the Minimum amount, the escrow shall be terminated, subscribers will become shareowners and all additional proceeds from the sale of shares will go directly to the Company.

     During the Escrow Period, all subscription payments for shares must be delivered with a completed Subscription Agreement to the Escrow Agent. A written confirmation along with a copy of either a Subscription Agreement or a Share Purchase Agreement will be mailed by SDI to each subscriber or purchaser within fifteen business days of receipt by SDI. Stock certificates will not be issued to subscribers until such time as the funds are released from the escrow account to SDI. Until such time purchasers will be deemed subscribers and not security holders of SDI. During the Escrow Period, subscribers will have no right to a return of their payment.

     If the Minimum has been fully subscribed on or before the date 3 months after the date of this Prospectus, SDI will continue to offer the shares, not subject to payment for any further minimum amount, but not for more than a total of 500,000 shares. This offering shall be terminated upon the earlier of the following: the sale of the Maximum amount, twelve months after the date of this Prospectus or the date on which the Company decides to close the offering. SDI reserves the right to reject any subscription or share purchase agreement in full or in part and to terminate the offering at any time prior the sale of 500,000 shares.

                                     EXPERTS

     The Consolidated balance sheets of Success Development International, Inc. as of December 31, 1996 and 1995 and the related statements of operations, stockholders' deficit and cash flows for each of the two years in the period ended December 31,1996, included in this Prospectus, have been included herein in reliance on the report of James Moore & Co., P.L., independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     A Registration Statement on Form SB-2, including amendments thereto, relating to the shares offered hereby has been filed with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to SDI and the shares offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the Northeast Regional Office located at 7 World Trade Center, 13th Floor, New York, New York, 10048, and the Midwest Regional Office located at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and copies of all or any part thereof may be obtained from the Public Reference Branch of the Commission upon the payment of certain fees prescribed by the Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains information regarding registrants that file electronically with the Commission.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Success Development International, Inc.:

We have audited the accompanying consolidated balance sheets of Success Development International, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Success Development International, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Holly Hill, Florida                                      James Moore & Co., P.L.
September 18, 1997

                     SUCCESS DEVELOPMENT INTERNATIONAL, INC.
                          CONSOLIDATED BALANCE SHEETS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                                        December 31     December 31  September 30  September 30
                                                            1995           1996           1996           1997
                                                           Audited        Audited       Unaudited      Unaudited
                                                         -----------    -----------    -----------    -----------
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents ..........................        42,327    $       880    $    20,247    $    57,609
  Restricted cash ....................................          --           43,045         35,623         30,464
  Current portion of notes receivable-trade, net .....        41,314        247,836        213,528        378,137
  Inventories ........................................        38,728         75,218         56,746         21,687
  Prepaid expenses ...................................        25,189         28,982        164,407         16,257
                                                         -----------    -----------    -----------    -----------
      Total current assets ...........................       147,558        395,961        490,551        504,153

PROPERTY AND EQUIPMENT, net ..........................     1,042,867      1,076,460      1,085,720      1,110,970

OTHER ASSETS
  Notes receivable - trade, less current portion, net         47,986        165,224        174,705        392,002
  Receivables from employees and others ..............        25,529         10,500         15,430         10,500
  Organizational costs and other .....................        50,415         54,819         54,819        161,914
                                                         -----------    -----------    -----------    -----------
      Total other assets .............................       123,930        230,543        244,954        564,416
                                                         -----------    -----------    -----------    -----------
TOTAL ASSETS .........................................   $ 1,314,355    $ 1,702,964    $ 1,821,225    $ 2,179,539
                                                         ===========    ===========    ===========    ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued expenses ..............   $   242,899    $ 1,149,121    $   740,095    $   823,889
  Accounts payable to management and stockholders ....        43,945        420,739        211,129        362,839
  Current portion of long-term debt ..................       840,900      1,073,717      1,014,107      1,204,997
  Unearned revenue ...................................       325,190      1,144,625        606,669        973,265
                                                         -----------    -----------    -----------    -----------
      Total current liabilities ......................     1,452,934      3,788,202      2,572,000      3,364,990

LONG-TERM DEBT, less current portion .................       142,673        296,831        304,909        260,881
                                                         -----------    -----------    -----------    -----------
      Total liabilities ..............................     1,595,607      4,085,033      1,821,225      2,179,539
                                                         -----------    -----------    -----------    -----------

COMMITMENTS AND CONTINGENCIES (Notes 6, 9, 11, and 12)

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value; 12,000,000 and 25,000,000 shares authorized in
   1995 and 1996, respectively, 10,125,000 and 10,355,000 shares issued and outstanding in 1995 and 1996,
   respectively ......................................        10,125         10,355        10,380         10,974
  Additional paid in capital .........................          --          267,309       229,770        533,309
  Accumulated deficit ................................      (288,722)    (2,659,183)   (1,294,030)    (1,990,390)
  Unearned compensation - restricted stock ...........        (2,655)          (550)       (1,804)          (225)
                                                         -----------    -----------    -----------    -----------
      Total stockholders' equity (deficit)............      (281,252)    (2,382,069)   (1,055,684)    (1,446,332)
                                                         -----------    -----------    -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...........   $ 1,314,355    $ 1,702,964   $ 1,821,225    $ 2,179,539
                                                         ===========    ===========   ============   ============

         The accompanying notes to consolidated financial statements are an integral part of these statements.

                     SUCCESS DEVELOPMENT INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                                        December 31    December 31   September 30   September 30
                                                            1995           1996           1996           1997
                                                           Audited        Audited       Unaudited      Unaudited
                                                         -----------    -----------    -----------    -----------
OPERATING REVENUE:
  Product sales and tuition .........................    $ 2,749,795    $ 5,778,301    $ 4,771,136    $ 5,598,688
                                                         -----------    -----------    -----------    -----------
OPERATING EXPENSES:
  Cost of product sales and direct operating expenses      1,553,168      3,116,217      3,161,228      3,088,337
  Royalties .........................................        587,587      2,159,148      1,130,993        827,436
  General and administrative ........................      1,037,016      2,750,377      1,408,605        975,725
  Depreciation and amortization .....................         56,099         86,134         54,620         70,473
                                                         -----------    -----------    -----------    -----------
      Total operating expenses ......................      3,233,870      8,111,876      5,755,446      4,961,971
                                                         -----------    -----------    -----------    -----------
INCOME FROM OPERATIONS ..............................       (484,075)    (2,333,575)      (984,310)       636,717
                                                         -----------    -----------    -----------    -----------
OTHER INCOME (EXPENSE)
  Rent and other income .............................        112,205        127,179        105,166         92,250
  Interest expense ..................................        (89,942)      (153,905)      (126,164)       (60,174)
  Loss on disposal of asset .........................           --          (10,160)          --             --
                                                         -----------    -----------    -----------    -----------
      Total other income (expense) ..................         22,263        (36,886)       (20,998)        32,076
                                                         -----------    -----------    -----------    -----------
NET INCOME(LOSS).....................................    $  (461,812)   $(2,370,461)   $(1,005,308)   $   668,793
                                                         ===========    ===========    ===========    ===========

         The accompanying notes to consolidated financial statements are an integral part of these statements.

                     SUCCESS DEVELOPMENT INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                                                            RETAINED
                                 COMMON                       ADDITIONAL    EARNINGS                     RECEIVABLE       TOTAL
                                 STOCK                         PAID IN    (ACCUMULATED     UNEARNED         FROM       STOCKHOLDERS
                                 SHARES         AMOUNT         CAPITAL       DEFICIT)    COMPENSATION     AFFILIATE      DEFICIT
                               -----------    -----------    -----------   -----------    -----------    -----------    -----------
BALANCE, December 31, 1994 .     5,355,000    $     5,355    $      --     $   233,090    $      --      $   (21,008)   $   217,437

Issuance of common stock ...     2,115,000          2,115           --            --             --             --            2,115
Issuance of restricted
  common stock .............     2,680,000          2,680           --            --           (2,680)          --             --
Forfeit of restricted
  common stock .............       (25,000)           (25)          --            --               25           --             --
Net income (loss)...........          --             --             --        (461,812)          --             --         (461,812)
Dividends, $.01 per share ..          --             --             --         (60,000)          --             --          (60,000)
Advance to affiliate .......          --             --             --            --             --           (8,721)        (8,721)
Repayment from affiliate ...          --             --             --            --             --           10,000         10,000
Write-off ..................          --             --             --            --             --           19,729         19,729
                               -----------    -----------    -----------   -----------    -----------    -----------    -----------
BALANCE, December 31, 1995      10,125,000         10,125           --        (288,722)        (2,655)          --         (281,252)

Issuance of common stock
  to employees and
  directors ................        85,000             85           --            --             --             --               85
Conversion of 15%
  convertible notes ........       245,000            245        267,309          --             --             --          267,554
Restricted common stock
  - restrictions expired ...          --             --             --            --            2,005           --            2,005
Forfeit of restricted
  common stock .............      (100,000)          (100)          --            --              100           --             --
Net income (loss)...........          --             --             --      (2,370,461)          --             --       (2,370,461)
                               -----------    -----------    -----------   -----------    -----------    -----------    -----------
BALANCE, December 31, 1996 .    10,355,000    $    10,355    $   267,309   $(2,659,183)   $      (550)   $      --      $(2,382,069)
                               ===========    ===========    ===========   ===========    ===========    ===========    ===========

9 month prior periods comparative:
BALANCE, December 31, 1995      10,125,000    $    10,125    $      --     $  (288,722)   $    (2,655)   $      --         (281,252)
Issuance of common stock   .          --             --             --            --             --             --             --
Issuance of common stock to
  employees and directors ..        25,000             25           --            --             --             --               25
Conversion of notes payable        230,000            230        229,770          --             --             --          230,000
Restricted common stock
  - restrictions expired ...          --             --             --            --              851           --              851
Forfeit of restricted
  common stock .............          --             --             --            --             --             --             --
Net income (loss)...........          --             --             --      (1,005,308)          --             --       (1,005,308)
                               -----------    -----------    -----------   -----------    -----------    -----------    -----------
BALANCE, September 30, 1996     10,380,000    $    10,380    $   229,770   $(1,294,030)   $    (1,804)   $      --      $(1,055,684)
                               ===========    ===========    ===========   ===========    ===========    ===========    ===========

BALANCE, December 31, 1996 .    10,355,000    $    10,355    $   267,309   $(2,659,183)   $      (550)   $      --      $(2,382,069)
Issuance of common stock           500,000            500           --            --             --             --              500
Issuance of common stock to
  employees and directors ..          --             --             --            --             --             --             --
Conversion of 15%
  convertible notes ........       294,000            294        266,000          --             --             --          266,294
Restricted common stock
  - restrictions expired ...          --             --             --            --              150           --              150
Forfeit of restricted
  common stock .............      (175,000)          (175)          --            --              175           --             --
Net income (loss)...........          --             --             --         668,793           --             --          668,793
                               -----------    -----------    -----------   -----------    -----------    -----------    -----------
BALANCE, September 30, 1997     10,974,000    $    10,974    $   533,309   $(1,990,390)   $      (225)   $      --      $(1,446,332)
                               ===========    ===========    ===========   ===========    ===========    ===========    ===========

         The accompanying notes to consolidated financial statements are an integral part of these statements.

                     SUCCESS DEVELOPMENT INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
                AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                                                             December 31    December 31    September 30 September 30
                                                                                1995            1996          1996           1997
                                                                               Audited         Audited      Unaudited     Unaudited
                                                                               ---------    -----------    -----------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (LOSS)...........................................................   $(461,812)   $(2,370,461)   $(1,005,308)   $ 668,793
                                                                               ---------    -----------    -----------    ---------
Adjustments to reconcile net income (LOSS) to net cash used in operating activities:
  Provision for uncollectible receivables ..................................      67,104        524,152        345,875      441,168
  Depreciation and amortization ............................................      56,099         86,134         54,620       70,473
  Issuance of common stock for compensation and
   interest ................................................................       2,115         24,644         15,423        5,429
  Interest converted to long-term debt .....................................        --           11,259           --           --
  Loss on disposal of assets ...............................................        --           10,160           --           --
Change in assets and liabilities:
  Notes receivable - trade .................................................    (104,302)      (847,912)      (644,808)    (798,247)
  Inventories ..............................................................     (17,028)       (36,490)       (18,018)      53,531
  Prepaid expenses .........................................................      26,263         (3,793)      (139,218)      12,725
  Other assets .............................................................     (52,418)       (12,270)       (12,270)    (107,095)
  Accounts payable and accrued liabilities .................................     163,990        906,222        497,196      (63,717)
  Accounts payable to management and stockholders ..........................      43,945        376,794        167,184      (57,900)
  Unearned revenue .........................................................     205,403        819,435        281,479     (171,360)
                                                                               ---------    -----------    -----------    ---------
       Total adjustments ...................................................     391,171      1,858,335        547,463     (614,993)
                                                                               ---------    -----------    -----------    ---------
       Net cash used in operating activities ...............................     (70,641)      (512,126)      (457,845)      53,801
                                                                               ---------    -----------    -----------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment .......................................     (39,910)       (80,150)       (77,285)    (141,382)
  Proceeds from sale of property and equipment .............................       4,178           --             --           --
  Advances to affiliate ....................................................      (8,721)          --             --           --
  Cash received from affiliate .............................................      10,000           --             --           --
  Advances to employees and others .........................................     (42,291)          --             --           --
  Collection of receivables from employees and others ......................      33,761         15,029         10,099         --
                                                                               ---------    -----------    -----------    ---------
       Net cash used in investing activities ...............................     (42,983)       (65,121)       (67,186)    (141,382)
                                                                               ---------    -----------    -----------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt .............................................        --          296,000        193,911       93,624
  Repayment of long-term debt ..............................................     (79,148)      (162,155)       (50,338)     (51,896)
  Proceeds from convertible notes ..........................................     150,000        445,000        395,000       90,000
  Dividends paid ...........................................................     (60,000)          --             --           --
                                                                               ---------    -----------    -----------    ---------
     Net cash provided by financing activities .............................      10,852        578,845        538,573      131,728
                                                                               ---------    -----------    -----------    ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS ..................................    (102,772)         1,598         13,542       44,147
                                                                               ---------    -----------    -----------    ---------
CASH AND CASH EQUIVALENTS, beginning of period .............................     145,099         42,327         42,327       43,925
                                                                               ---------    -----------    -----------    ---------
CASH AND CASH EQUIVALENTS, end of period ...................................   $  42,327    $    43,925    $    55,870    $  88,073
                                                                               =========    ===========    ===========    =========
SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
  Interest .................................................................   $  85,630    $    94,267    $    49,470    $  42,779
                                                                               =========    ===========    ===========    =========

NON CASH INVESTING AND FINANCING ACTIVITIES:

During 1995 and 1996, the Company entered into various capital leases for equipment and software for $91,459 and $41,870, respectively. During 1995, land and building held for disposition were returned to the previous owner for cancellation of the $218,483 mortgage. During 1996, long-term debt and accrued interest was converted to stock and paid in capital in the amount of $267,554.

         The accompanying notes to consolidated financial statements are an integral part of these statements.

                     SUCCESS DEVELOPMENT INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1996

(1) THE COMPANY AND ITS OPERATIONS:

Success Development International, Inc. ("the Company") was incorporated April 7, 1995 for the purpose of forming a holding company structure for two separate, but commonly owned, business ventures, The LeGrand Group, Inc. ("LeGrand") and Results Publishing, Inc. ("Results"). The Company also includes a wholly owned subsidiary, Telstar Consulting, Inc. ("Telstar").

LeGrand develops and sells a variety of real estate related education materials and conducts seminars on this topic. Results organizes and promotes general business conferences designed to provide participants with real estate and other home based business opportunities. Telstar conducts various telemarketing services for the Company. These operations are conducted throughout the United States.

On April 14, 1995, and December 20, 1995, the stockholders of LeGrand and Results, respectively, approved plans of merger to become wholly owned subsidiaries of the Company. Under the terms of the merger agreements, LeGrand and Results stockholders received, on a pro rata basis, 5,355,000 shares of the Company's common stock in exchange for all of the issued and outstanding shares of LeGrand and Results.

At the time of the merger, the majority stockholder of the Company was deemed to exercise effective control over both LeGrand and Results. As a result, the merger was accounted for as a transfer of assets among entities under common control in a manner similar to a pooling of interests whereby the historical bases of assets, liabilities and results of operations of LeGrand and Results have been combined retroactively in the accompanying consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      (a) CASH AND --For purposes of the statement of cash flows, the Company considers all highly liquid assets purchased with an initial maturity of three months or less to be cash equivalents.

      (b) INVENTORIES--Inventories, consisting of education materials held for resale, are stated at the lower of cost or market with cost determined on a first-in, first-out basis.

      (c) PROPERTY AND EQUIPMENT--Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets and leased equipment and software is amortized over the useful life of the asset or the term of the lease, whichever is shorter. Estimated useful lives of property and equipment are as follows:

            Buildings                                   40 years
            Furniture, fixtures and equipment           5-7 years
            Vehicles                                    5 years
            Software                                    3 years

      Maintenance and repairs are expensed as incurred. Major renewals and betterments are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations.

      (d) ORGANIZATION COSTS--Organization costs are amortized using the straight-line method over a five year period.

      (e) REVENUE RECOGNITION--Revenues include products sold which entitle the purchaser to attend training seminars within one year after delivery of the product. Training seminar tuition is deferred and recognized only upon attendance or lapse of the one year time period. Other revenues are recognized as earned.

      (f) ADVERTISING--The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefit. Direct response advertising consists primarily of direct mail with order response information. The capitalized costs of the advertising are amortized over the one month period following the mail-out campaign. The costs of other advertising, promotion and marketing programs are charged to operations in the year incurred. At December 31, 1996 and 1995, advertising costs capitalized and reported as assets were $19,023 and $19,583, respectively. For the years ended December 31, 1996 and 1995, advertising expense was $667,533 and $255,919, respectively.

      (g) INCOME TAXES--Deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      (h) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities (such as the allowance for uncollectible notes receivable-trade and certain other accounts) and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) NOTES RECEIVABLE - TRADE:

Notes receivable are principally due from customers for financed sales of products and attendance at training seminars and are due on various dates through December 1999. The Company has imputed interest at 10% on non-interest bearing long-term notes receivable received in 1995. The discount is amortized and recognized as interest income over the term of the notes. Notes issued for 1996 sales bear interest at 10% to 15%.

The following is a summary of notes receivable-trade as of December 31, 1996 and 1995:

                                                     DECEMBER 31,   DECEMBER 31,
                                                         1996            1995
                                                       ---------      ---------
Notes receivable-trade ...........................     $ 942,867      $ 123,576
Less discount ....................................          --           (9,211)
Less allowance for uncollectibles ................      (529,807)       (25,065)
                                                       ---------      ---------
Notes receivable-trade, net ......................       413,060         89,300
Less: current portion of notes receivable ........       247,836         41,314
                                                       ---------      ---------
Notes receivable - long-term portion .............     $ 165,224      $  47,986
                                                       =========      =========

Future principal payments scheduled for collection as of December 31, 1996, are as follows:

                   YEAR ENDING                    DECEMBER 31,
                   DECEMBER 31                       1996
                   -----------                    ------------
                      1997                        $   565,720
                      1998                            235,717
                      1999                            141,430
                                                  ------------
                                                  $   942,867
                                                  ============

During the year ended December 31, 1996, the Company entered into an agreement with a financial institution for a one year term with options to renew whereby the Company can sell on an ongoing basis, notes receivable at discounts ranging from 5% to 32% of the total unpaid principal balance. The note receivable discount is calculated in accordance with a predetermined schedule. Under the terms of the agreement, a reserve fund, equal to 15% of the unpaid principal balance of all notes receivable purchased plus the percentage of any delinquent notes receivable outstanding in the portfolio, is established to offset any uncollectible notes receivable. The reserve fund is classified as restricted cash in the accompanying balance sheets. During 1996, the Company sold certain notes receivable with a face value of $311,981 under this agreement for cash in the amount of $199,337. The transaction resulted in a loss in the amount of $112,644.

(4) PROPERTY AND EQUIPMENT:

The following is a summary of property and equipment at December 31, 1996 and 1995:

                                                  DECEMBER 31,      DECEMBER 31,
                                                      1996              1995
                                                  -----------       -----------
Land .......................................      $   196,741       $   196,741
Buildings and improvements .................          723,656           716,818
Furniture, fixtures and equipment ..........          231,347           159,212
Vehicles ...................................             --              24,385
Computer software ..........................           77,895            34,848
                                                  -----------       -----------
                                                    1,229,639         1,132,004
Less:  accumulated depreciation ............         (153,179)          (89,137)
                                                  -----------       -----------
     Property and equipment, net ...........      $ 1,076,460       $ 1,042,867
                                                  ===========       ===========

See Note (6) relative to rental properties included above.

The Company leases certain equipment and software under capital leases. The cost and related accumulated amortization on these assets at December 31, 1996 and 1995, are $133,329 and $41,452, and $91,459 and $13,868, respectively. The capital leases are personally guaranteed by a stockholder.

(5) LONG-TERM DEBT:

The following is a summary of long-term debt at December 31, 1996 and 1995.

                                                    DECEMBER 31,   DECEMBER 31,
                                                        1996         1995
                                                       --------     --------
Mortgage note payable in monthly
 installments of $3,438 of principal plus
 interest at prime plus 1.5% (9.75% and 10%
 at December 31, 1996 and 1995, respectively)
 through December 2003, collateralized by
 property and equipment, guaranteed by a
 stockholder .....................................     $288,750     $330,001

Mortgage note payable in monthly installments of
 $3,458, including interest at prime plus 1.5%
 (9.75% and 10% at December 31, 1996 and 1995,
 respectively,) through July 2004, collateralized
 by property and equipment, guaranteed by a
 stockholder .....................................      228,850      249,888

Mortgage note payable in monthly installments of
 $1,553, including interest at 14%, through July
 2004, collateralized by property and equipment,
 guaranteed by a stockholder .....................       86,770       92,318

                                                       DECEMBER 31, DECEMBER 31,
                                                          1996         1995
                                                       ----------   ----------
Note payable, principal and accrued interest
 at 6% due December 1998, uncollateralized ..........      79,000       79,000

Note payable to stockholder in monthly installments
 of $250, including interest at 18% through October
 1996, collateralized by equipment ..................        --          2,389

Convertible notes payable, bearing interest at 15%,
 payable and due in varying amounts, and dates,
 uncollateralized ...................................     336,261      150,000

Notes payable, bearing interest at 18% payable in
 varying amounts from August, 1997 through October,
 1999, certain notes receivable-trade pledged as
 collateral .........................................     251,943         --

Obligations under capital leases with interest
 ranging from 10.74% to 24.58% payable in monthly
 installments ranging from $329 to $908 through May
 2000, collateralized by software and equipment .....      98,974       79,977
                                                       ----------   ----------
           Total ....................................   1,370,548      983,573
           Less:  current portion ...................   1,073,717      840,900
                                                       ----------   ----------
           Long-term debt, less current portion .....  $  296,831   $  142,673
                                                       ==========   ==========

Maturities of long-term debt for each of the next five years as of December 31, 1996 are as follows:

                   YEAR ENDED
                   DECEMBER 31,                      AMOUNT
                   ------------                   -----------
                      1997                        $ 1,073,717
                      1998                            222,267
                      1999                             68,481
                      2000                              6,083
                      2001                                 -
                                                  -----------
                                                  $ 1,370,548
                                                  ===========

As discussed in Note 7, a stockholder assigned his interests in land trusts to the Company. The land trusts hold properties and are obligated on the related mortgages amounting to $604,370 and $672,207 at December 31, 1996 and 1995, respectively. The transfer of the interest by the stockholder to the Company without written consent of the mortgagee violated the mortgage and security agreement. Also, the property taxes due on the properties have not been paid in accordance with the mortgage and security agreement. Under the terms of the agreement, the mortgagee may call the loan for violations of the agreements. Therefore, the entire amount of the loan balances have been classified as current in the accompanying balance sheets.

CONVERTIBLE NOTES--During 1996 and 1995, the Company issued $445,000 and $150,000, respectively, of 15.0% convertible notes, which are payable 270 days from their date of issuance unless extended. They are due in varying amounts from February 1996 through May 1998. These notes are convertible into the Company's common stock at a conversion rate of one share of company common stock for each $1 principal amount of the notes. Conversion of the notes is subject to the legal registration of the shares or exemption from such registration.

NOTES PAYABLE--Certain notes receivable-trade have been pledged as collateral on notes payable. The agreement with the financial institution as discussed in Note 3 has a secured interest in some of the same notes receivable-trade which have been pledged as collateral on notes payable.

CAPITAL LEASE OBLIGATIONS--Minimum future lease payments under capital leases (included in long-term debt) as of December 31, 1996 for each of the next five years and in the aggregate are as follows:

                      YEAR ENDED                        DECEMBER 31,
                     DECEMBER 31,                          1996
                     ------------                       ------------
                         1997                           $    46,681
                         1998                                43,717
                         1999                                29,375
                         2000                                 5,851
                         2001                                    -
                      Thereafter                                 -
                                                        ------------
            Total minimum lease payments                    125,624
            Less:  amount representing interest              26,650
                                                        ------------
            Present value of net minimum lease payments $    98,974
                                                        ============

(6) LEASES:

A portion of the Company's's buildings are leased to tenants under operating leases through 1998 with several leases having options to renew for two to three years. The approximate costs and accumulated depreciation of property and equipment held for lease are $365,078 and $16,403 at December 31, 1996. A schedule of minimum future lease receipts under operating leases based on the rentals in effect at December 31, 1996, without regard to the exercise of renewal options, follows:

                   YEAR ENDED
                   DECEMBER 31,                       AMOUNT
                   ------------                   ------------
                      1997                        $    71,760
                      1998                             57,510
                                                  ------------
                                                  $   129,270
                                                  ============

(7) RELATED PARTIES:

During 1995, the Company recognized bad debt expense of $19,729 on a receivable due from an affiliated company, wholly owned by the Company's majority stockholder.

Royalties or commissions were paid to four of the Company's stockholders during the years ended December 31, 1996 and 1995. These stockholders and their related companies have verbal contractual arrangements with the Company whereby they receive a percentage of the gross sales price of their companies' products sold at Company events. Royalty expenses recognized by the Company relating to these stockholders for the years ended December 31, 1996 and 1995 were approximately $1,065,000 and $98,000, respectively. The product revenues recognized by the Company relating to these stockholders for the years ended December 31, 1996 and 1995 were approximately $4,720,000 and $187,000, respectively. Approximately $420,000 and $44,000 were due to these stockholders at December 31, 1996 and 1995, respectively

A stockholder who is also on the Company's Board of Directors originally acquired the Company's land and buildings in his personal name as agent for the Company. He assigned his interests in these properties to land trusts and assigned his interests in the land trusts to the Company. He is the trustee for the land trusts. Accordingly, at December 31, 1996, and 1995, these properties with net book values of $868,514 and $873,898, respectively are included as property and equipment in the accompanying financial statements. The mortgages related to these properties are still in the name of the director. The Company has been paying the mortgages since acquisition and intends to keep paying the mortgages. Accordingly, at December 31, 1996 and 1995, these mortgages with outstanding principal balances of $604,370 and $672,207, respectively, are included as debt in the accompanying financial statements.

(8) FINANCIAL INSTRUMENTS, CONCENTRATION OF CREDIT RISK AND ECONOMIC DEPENDENCY:

The Company's financial instruments include cash, notes receivable-trade, and long-term debt. Financial instruments that are exposed to concentration of credit risk consist primarily of cash and notes receivable-trade. Cash, at tithe amounts insured by the FDIC. The Company places its temporary cash investments in what management believes to be high quality financial institutions. At December 31, 1996, the cash bank balances of $44,407, were fully insured by the FDIC. At December 31, 1995, the cash bank balances of $93,035, were fully insured by the FDIC. Notes receivable-trade primarily represent uncollateralized receivables arising from financing arrangements granted to training seminar participants. Although the Company does not perform formal credit evaluations on these debtors, no single debtor represents a significant concentration of credit risk.

All of the Company's financial instruments are recorded at cost which is deemed to approximate fair value. Fair value of notes receivable was determined by applying the current interest rate at which similar notes would be made to borrowers with similar credit ratings. The determination of the fair value of long-term debt is based on current rates at which the Company could borrow funds with similar remaining maturities.

The Company derives a majority of its revenue through the sponsoring, promoting and selling of products, seminars and services which are developed by two related parties.

(9) STOCKHOLDERS' EQUITY:

LONG-TERM INCENTIVE PLAN--During 1995, the Company adopted a Long-Term Incentive Plan ("the Plan") which permits the issuance of stock options and restricted stock to employees of the Company and its subsidiaries. Directors and independent contractors of the Company and its subsidiaries are eligible to receive grants of restricted stock. The Plan reserves 7,500,000 shares of common stock for grants and provides that the term of each award be determined by the Board of Directors charged with administering the Plan.

As prescribed by the Plan, restricted stock awards are dependent upon the completion of a specified employment term and, in particular situations, the achievement of certain performance objectives. If a change in control of the Company occurs, then all restrictions on grants of restricted stock shall lapse as of the date such change in control occurs. The restricted shares are issued in the name of the participant and are either held by the Company or are deposited with a trust administered by the Board. Until the restrictions lapse, the participant is not entitled to vote or to receive dividends and the shares are restricted as to transferability and sale. If the conditions or terms under which an award is granted are not satisfied, the shares are forfeited. During 1995, the Company awarded 2,680,000 shares of restricted common stock to employees and directors under the Plan, of which 25,000 shares were forfeited upon the termination of a certain employee. During 1996, 100,000 shares were forfeited due to employment terms or performance objectives not met. As of December 31, 1996 and 1995, 1,670,000 and 2,655,000 shares of restricted stock were outstanding, respectively. Unearned compensation is recorded at $.001 per share which represents fair value as determined by an independent appraiser. The unearned compensation related to these shares is recorded as a separate component of stockholders' equity and is amortized over the life of the grant which is generally two years.

The Company's Stock Option Plan provides for the granting of incentive stock options and executive stock options to Plan participants at a price not less than the fair market value on the date the option is granted. Incentive stock options are to be treated as executive stock options if the fair market value of common stock with respect to such incentive stock options, exercisable for the first time by a plan participant during any calendar year, exceeds $100,000. Options become exercisable, in whole or in part, after completion of such periods of service as determined by the Board of Directors. Options expire ten years after the date of grant unless an earlier expiration date is set at the time of grant. In the absence of the Board specifying the date such options become exercisable in the participant's stock option agreement, the options become exercisable in accordance with a predetermined schedule as prescribed in the Plan. If a change in control of the Company occurs, then all incentive stock options and executive stock options shall become fully exercisable. Stockholders whose ownership percentage exceeds 10 percent of the voting common stock are subject to an incentive stock option price of at least 110 percent of the fair market value of the stock at the time of the grant and such incentive stock options are not exercisable after the expiration of five years from the date such incentive stock option is granted. No incentive stock options or executive stock options were outstanding as of December 31, 1995.

During 1996, the Company granted 325,000 executive stock options and 400,000 incentive stock options to its employees. The executive stock options vest upon the completion of a two-year employment period commencing on the effective option agreement date. The effective option agreement dates ranged from January 30, 1996 to July 15, 1996. All executive stock options may be exercised at a price of $0.18 per common share and expire ten years after the effective option agreement date. The incentive stock options vest upon the completion of certain performance objectives. All incentive stock options may be exercised at a price of $0.18 per common share and expire ten years after the effective option agreement date. No options were exercised during the years ended December 31, 1996 and 1995.

(10) INCOME TAXES:

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

The components of the deferred income tax assets and deferred income tax liabilities recorded on the balance sheet at December 31, 1996 are as follows:

Deferred tax assets:
  Net operating losses                                              $   385,000
  Reserve for uncollectible accounts receivable                         135,000
  Related party accruals                                                110,000
                                                                    -----------
                                                                        630,000
Deferred tax liability:
  Excess of tax over book depreciation and other                        (25,000)
                                                                    -----------
                                                                        605,000
Valuation allowance                                                    (605,000)
                                                                    -----------
                                                                    $        -
                                                                    ===========

A valuation allowance was established for the deferred income tax asset because it is more likely than not that the deferred tax asset will not be realized.

The Company has approximately $2,000,000 in net operating loss carryovers, which primarily expire in years 2010 and 2011. Utilization of net operating loss carryovers is subject to separate return limitation year ("SRLY") restrictions for consolidated tax returns, and realization is dependent upon Results Publishing, Inc. and Telstar, Inc. generating sufficient separate taxable income to utilize the net operating losses.

(11) ACCOUNTING CHANGE:

The accompanying consolidated financial statements for the year ended December 31, 1995, have been retroactively restated for the effects of a change in the method of recognizing revenues on certain product sales. The Company sells products which entitle the purchaser to attend training seminars within one year of product delivery. The Company believes it is more appropriate to defer recognition of the revenue associated with the training seminar until the customer attends a training seminar or lapse of the time period.

The effect of the change was to increase net loss for the year ended December 31, 1995 by $313,797. The change had no effect on prior years because the Company began selling products which entitled the purchaser to attend training seminars within one year of product delivery in 1995.

(12) GOING CONCERN:

As shown in the accompanying financial statements, the Company incurred a net loss of $2.3 million during the year ended December 31, 1996 and as of that date, the Company's current liabilities exceeded its total assets by approximately $3.3 million. These factors, as well as the uncertain conditions which the Company faces regarding the mortgages (as described in Note 7), create an uncertainty about the Company's ability to continue as a going concern. Management of the Company has developed plans to restructure existing liabilities, reduce or delay expenditures, reduce personnel and undertake a direct public offering of the Company's stock. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

(13) SUBSEQUENT EVENTS:

During 1997, the Company granted additional stock options amounting to 2,897,500 shares to employees and directors. The stock options vest upon the completion of a two year employment period or the occurrence of a public offering. The stock options may be exercised at a price of $.21 per common share and expire ten years after the effective date of the option agreement.

During 1997, approximately $112,000 due on convertible notes (including accrued interest) outstanding at December 31, 1996 were converted to approximately 112,000 common shares.

During 1997, the Company entered into agreements with financial service organizations for the sale of notes receivable-trade. The contracts sold must meet specified credit worthiness criteria. The purchase price of the notes receivable-trade range from 33% to 92% of the note balance.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Articles of Incorporation, Article XI, provide that the Registrant shall indemnify any officer, director or former officer or director, to the full extent permitted by law.

     Insofar as indemnification for liabilities arising under the Securities Act, indemnification may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing section. The Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses of the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows, assuming the Maximum offering amount is sold:

Securities and Exchange Commission filing fee ..................        $  1,207
Blue sky fees and expenses .....................................          10,000
Accountant's fees and expenses .................................          60,000
Special Counsel's fees and expenses ............................          75,000
General Counsel's fees and expenses ............................          10,000
Printing .......................................................          20,000
Postage ........................................................          25,000
Marketing expenses .............................................          30,000
Stock exchange listing fees ....................................          15,000
Miscellaneous ..................................................           3,793
                                                                        --------
     Total .....................................................        $250,000
                                                                        ========
(The Registrant will bear all expenses shown above.)

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

(a) The following information is given for all securities that the Registrant sold within the past three years without registering the securities under the Securities Act.

       DATE                            TITLE                             AMOUNT
       ----                            ------                            ------
(1)  April 1995                     Common Stock                         225,000
(2)  April, December 1995           Common Stock                       5,895,000
(3)  May 1995                       Common Stock                       1,350,000
(4)  April 1996                     Common Stock                          25,000
(5)  During 1996, 1997              Common Stock-restricted*           1,755,000
(6)  During 1996, 1997              Common Stock                         538,699
(7)  During 1996, 1997              Common Stock                         240,000
(8)  During 1997                    Common Stock                         500,000

 *See form of Restricted Stock Agreement, Exhibit 10.3.

(b) No underwriters were used in connection with any of the issuances of shares. The classes of persons to whom the Registrant issued shares were:

(1) One officer of the Registrant
(2) Two individual owners of two corporations acquired by the Registrant
(3) One individual, who is Chairman of the Registrant's Board of Directors
(4) One individual, in connection with termination of employment.
(5) Eighteen individuals, all employees of the Registrant.

(6) Nineteen individuals, each of whom was an "accredited investor," as defined in Rule 501(a).
(7) Two directors of the Registrant

(8) One individual who is the largest shareholder

(c) There were no underwriting discounts or commissions. The transactions and the types and amounts of consideration received by the Registrant were:

(1) For services provided and to be provided.
(2) For all the shares of The LeGrand Group, Inc. and Results Publishing, Inc.
(3) Cash in the amount of $1,350.
(4) For services and for release of any claims arising out of employment.
(5) For services to be performed and conditioned upon certain specified performance by the Registrant.
(6) Cash, services and products from nineteen creditors in the aggregate amount of $538,699 were paid through the issuance of common stock.
(7) For services to be performed.
(8) For services and to settle claims about the ownership of products.

(d) In addition to the following sections of the Securities Act, the Registrant alternatively claims exemption for these transactions under Section 3(b) and Rule 504.

(1) Section 4(2). This was a transaction between the Registrant and two founding officers, who continue to own the shares.
(2) Section 4(2) This was a transaction between the Registrant and two owners of companies that are now subsidiaries of the company. The individuals continue to own the shares.
(3) Section 4(2) The transaction was between the Registrant and its Chairman, who continues to own the shares.
(4) Section 4(2) The transaction was between the Registrant and one individual who had been a founding officer of the Registrant and who continues to own the shares.
(5) Section 4(2) The 18 recipients of these grants have no voting, dividend or rights to sell, pledge or otherwise transfer their shares during the defined Performance Period.
(6) Section 4(2) The shares bear a legend restricting their transfer.
(7) Section 4(2) The two individuals are directors of the Registrant and continue to own the shares.
(8) Section 4(2) The individual is the largest shareholder and continues to own the shares.

ITEM 27.  EXHIBITS

    The exhibits listed below are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B.


     EXHIBIT
     NUMBER                                    DESCRIPTION


3.1   Amended and Restated Articles of Incorporation, dated October 11, 1996

3.2   By-laws, dated April 12, 1995

4.1 Article VIII, pages 4-8, of the Amended and Restated Articles of Incorporation (Reference is made to Exhibit 3.1) and Article III, pages 1-6, and Article VII, pages 11-14, of the By-laws (Reference is made to Exhibit 3.2)

4.2   Form of common stock certificate

5 Opinion and consent of counsel with respect to the legality of the shares being registered

10.1  Executive Stock Option Agreement

10.2  Incentive Stock Option Agreement

10.3  Restricted Stock Agreement

10.4  Employment Agreement

10.5  Long Term Incentive Plan

18 Letter on change in accounting principles (reference is made to footnote II of Financial Statements)

23.1  Consent of James Moore & Co.

23.2  Consent of counsel (reference is made to Exhibit 5)

#24   Power of Attorney

27    Financial Data Schedule

99.1  Share Purchase Agreement

99.2  Impound Agreement

99.3  Lock-In Agreement

--------------------------------------
#     As filed in Part II of this Registration Statement

ITEM 28.  UNDERTAKINGS.

      (a) The Registrant hereby undertakes that it will:

            (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                  (iii) Include any additional or changed material information on the plan of distribution.

            (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

            (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Jacksonville State of Florida, on November 28, 1997.

                                         SUCCESS DEVELOPMENT INTERNATIONAL, INC.
                                                      (ISSUER)

                                         By
                                         SHAWN M. CASEY, CHIEF EXECUTIVE OFFICER
                                         & DIRECTOR

      Jarrell D. Ormand and Hugh L. Carey each appoints Daniel S. Pena, Sr. his attorney-in-fact, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this registration statement on Form SB-2 of Success Development International, Inc., and to file them, with all their exhibits and other related documents, with the Securities and Exchange Commission, ratifying and confirming all that their attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue of this appointment.

      In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

    SIGNATURE                   TITLE                          DATE

DANIEL S. PENA, SR.      Chairman of the Board          November 28, 1997
                         of Directors

SHAWN M. CASEY           Chief Executive Officer        December  1, 1997
                         and Director

RALPH E. VROMAN, JR.     Chief Financial Officer        December  1, 1997


RAYMOND RACH             Vice President & Director      December  1, 1997

HUGH L. CAREY            Director                       November 28, 1997

JARRELL D. ORMAND        Director                       December  1, 1997

HUGH L. CAREY            Director                       November 28, 1997